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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                    FORM 11-K

                                  Annual Report
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

     For the fiscal year ended December 31, 2000

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from _____________ to ______________

                         Commission file number: 1-14603

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     Retirement Plan for Field Underwriters
                         of MONY Life Insurance Company

     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               THE MONY GROUP INC.
                                  1740 Broadway
                            New York, New York 10019

REQUIRED INFORMATION

                                                                         Page(s)
                                                                         -------
Independent Auditors' Report                                                  1

Financial Statements:
   Statements of Net Assets Available for Benefits
     as of December 31, 2000 and 1999                                         2

   Statement of Changes in Net Assets Available for
     Benefits for the year ended December 31, 2000                            3

   Notes to Financial Statements                                           4-13

Supplemental Schedules*:
   Schedule of Assets (Held at End of Year)  as
     of December 31, 2000                                                    14

   Schedule of Series of Reportable Transactions for the
     year ended December 31, 2000                                            15

* All other schedules required by the Department of Labor's Rules and Regulations for Reporting and
     Disclosure under the Employee Retirement Security
     Act of 1974 have been omitted because there is no information to report.

Exhibit

     Exhibit 23 - Consent of Independent Public Accountants                   16

        Pursuant to the requirement of the Securities Exchange
   Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

                               RETIREMENT PLAN FOR FIELD
                               UNDERWRITERS OF MONY LIFE
                               INSURANCE COMPANY

Date: February 25, 2002        /s/ Robert M. Beecroft
                               --------------------------
                                   Name: Robert M. Beecroft
                                   Title: Secretary -
                                          Benefit Plan
                                          Administration Committee

                          INDEPENDENT AUDITORS' REPORT

                                   ----------

To the Benefits Committee of the Board of Directors of the Retirement Plan for Field Underwriters of
   MONY Life Insurance Company:

We have audited the accompanying statements of net assets available for benefits of the RETIREMENT PLAN for FIELD UNDERWRITERS of MONY LIFE INSURANCE COMPANY (the "Plan") as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999 and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2000 and series of reportable transactions for the year ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mitchell & Titus, LLP

New York, New York
October 25, 2001

                    RETIREMENT PLAN for FIELD UNDERWRITERS of
                           MONY LIFE INSURANCE COMPANY

                 STATEMENTS of NET ASSETS AVAILABLE for BENEFITS
                               As of December 31,

                                     -------

                                                      2000             1999
                                                  ------------     ------------
ASSETS:

Investments, at fair values:

     MONY's Pooled Accounts                       $148,454,931     $160,499,004

     MONY's Guaranteed Interest Contracts           48,011,848       52,212,657

     Mutual Funds                                   33,285,348       37,565,826

     Common Stock Fund                               1,413,425            -
                                                  ------------     ------------
      Net Assets Available for
         Benefits                                 $231,165,552     $250,277,487
                                                  ============     ============

   The accompanying notes are an integral part of these financial statements.

                    RETIREMENT PLAN for FIELD UNDERWRITERS of
                           MONY LIFE INSURANCE COMPANY

            STATEMENT of CHANGES in NET ASSETS AVAILABLE for BENEFITS

                      For the year ended December 31, 2000

                                     -------

Net Assets Available for Benefits,
  beginning of year                                                $250,277,487
                                                                   ------------
Additions:
  MONY's Contributions                                                3,571,763
  Interest Income                                                     3,789,697
  Net change in fair value of investments in
    MONY's Pooled Accounts, Mutual Funds
    and Common Stock Fund                                            (6,722,174)
                                                                   ------------
     Total additions                                                    639,286
                                                                   ------------
Deductions:
  Participants' Benefits                                             19,378,085
  Administrative Expenses                                               373,136
                                                                   ------------
     Total Deductions                                                19,751,221
                                                                   ------------
     Net Decrease                                                   (19,111,935)
                                                                   ------------
Net Assets Available for Benefits,
   end of year                                                     $231,165,552
                                                                   ============

   The accompanying notes are an integral part of these financial statements.

                    RETIREMENT PLAN for FIELD UNDERWRITERS of
                           MONY LIFE INSURANCE COMPANY

                          NOTES to FINANCIAL STATEMENTS
                        As of December 31, 2000 and 1999

                                     -------

1.   Description of the Plan:

     The following description is provided for general information purposes only. Participants should refer to the plan document for complete information.

     A.   General

          The Retirement Plan for Field Underwriters of MONY Life Insurance Company (the "Plan"), a defined contribution money purchase pension plan, was adopted to provide retirement benefits for Field Underwriters in recognition of their career service with MONY Life Insurance Company ("MONY" or the "Company"). Field Underwriters who are hired under a Career Contract with MONY are eligible to participate in the Plan.

     B.   Contributions

          MONY contributes an amount equal to 5% of the participant's annual Benefit Bearing Career Contract earnings plus an additional 2% of such earnings in excess of the Social Security Old Age Survivor Disability Insurance wage base.

          All Plan contributions are placed in the MONY Investment Plan and Retirement Plan Trust (the "Trust"). The assets of the Plan are invested in the following funds administered through the Trust; the Equity Growth Fund (invested in MONY's Pooled Account No. 2), the Money Market Fund (invested in MONY's Pooled Account No. 4), the Special Equity Fund (invested in the Special Equity Fund sub-account of MONY's Pooled Account No. 10B), the Government Fixed Fund ("GFF", invested in MONY's Pooled Account No. 16), the Public Bond Fund (invested in MONY's Pooled Account No. 38), the Equity Income Fund (invested in MONY's Pooled Account No. 40), Guaranteed Interest Contract Fund ("GIC Fund", invested in GICs issued by MONY), and the Managed, International Growth, and Growth funds (invested in the Enterprise Group of Funds Inc., a family of Mutual Funds sponsored by Enterprise Capital Management, Inc., which is a wholly-owned subsidiary of MONY).

          On April 17, 2000, MONY began offering a Company stock fund (The "Common Stock Fund") as an investment option. The Common Stock Fund uses "unit" accounting. As a unitized stock fund, the Common Stock Fund holds primarily the MONY Group, Inc. Common Stock and a small percentage of cash and short-term instruments, while members hold units of the Common Stock Fund.

                    RETIREMENT PLAN for FIELD UNDERWRITERS of
                           MONY LIFE INSURANCE COMPANY

                    NOTES to FINANCIAL STATEMENTS, Continued
                        As of December 31, 2000 and 1999

                                     -------

          Participants' share values are reduced by the cost of managing the Plan.

          MONY contributions to the Trust are used to purchase shares in the Funds described above, as elected by the participant. A Plan participant is entitled to the vested value of accumulated shares credited to the participant's account, including any earnings therefrom.

          Unlimited transfers among the Pooled Accounts, Mutual Funds and the GIC Funds are permitted per calendar year. Money transferred from Money Market, Public Bond, GIC's or GFF funds, cannot be transferred back into these funds for 90 days. Transfers into the Common Stock Fund will be limited to an amount equal to 15% of the members total plan balance as of the date of the requested transfer.

     C.   Withdrawals

          During active service, the Plan permits participants to withdraw voluntary deposits or company contributions plus interest credited thereon, subject to certain conditions. No partial withdrawal of the accumulated value of the voluntary deposits or company contributions can be made in an amount less than $500.

     D.   Vesting

          MONY's contributions fully vest after completion of five years of service, or, upon early or normal retirement, upon attainment of normal retirement age if the participant is then under a Career Contract, or upon death prior to retirement on or after the participant's 55th birthday.

     E.   Forfeited Accounts

          At December 31, 2000, forfeited non-vested accounts totaled $406,934. These accounts will be used to reduce future MONY contributions.

                    RETIREMENT PLAN for FIELD UNDERWRITERS of
                           MONY LIFE INSURANCE COMPANY

                    NOTES to FINANCIAL STATEMENTS, Continued
                        As of December 31, 2000 and 1999

                                     -------

     F.   Payment of Benefits

          Participants terminating after at least five years of service with MONY, for causes other than death or retirement, may receive a deferred monthly income. The monthly income will be based on the amount in the participant's account. Upon a married participant's death prior to retirement or before his annuity starting date, the surviving spouse may elect an immediate straight-life annuity actuarially based on the present value of the participant's vested accrued benefit. Upon an unmarried participant's death prior to retirement, the beneficiary will be entitled to receive a plan distribution generally in the form of an immediate single-sum payment of the value of the vested portion of MONY's accumulated contributions and the value of the participant's accumulated deposits. Upon retirement, participants are entitled to receive the value of funds credited to their accounts in the form of immediate fixed or variable annuity benefits providing monthly income payments starting on their retirement date, or they may elect an optional form of distribution provided by the Plan. If a participant is married, such distribution must be in the form of a qualified joint and survivor annuity benefit, unless spousal consent is received authorizing another form of distribution.

          If an immediate annuity is elected, a transfer of the participant's balance to MONY in exchange for the guarantee of all future annuity benefits will occur.

     G.   Plan termination

          MONY may amend or modify the Plan. Moreover, MONY may terminate the Plan, although it has no present intention of doing so. In the event that the Plan is terminated, participants' accounts will become fully vested.

2.   Summary of Significant Accounting Policies:

     Basis of Accounting

     The financial statements are prepared on an accrual basis of accounting.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                    RETIREMENT PLAN for FIELD UNDERWRITERS of
                           MONY LIFE INSURANCE COMPANY
                    NOTES to FINANCIAL STATEMENTS, Continued
                        As of December 31, 2000 and 1999

                                     -------

Investment Valuation and Income Recognition

Interest income is accrued as earned.

The Plan's investments in the MONY's Pooled Accounts Nos. 2, 4, 10B, 38 and 40, the Mutual Funds, the Common Stock Fund, are recorded at fair value. Purchases and sales of shares of ownership in these funds are recorded on a trade date basis. Realized gains or losses on sales of shares are calculated on a first-in/first-out basis.

The Plan presents in the statement of changes in net assets available for benefits the net change in the fair value of its investments in MONY's Pooled Accounts, Mutual Funds and MONY's Common Stock Fund, which consists of realized gains or losses and the unrealized appreciation or depreciation in the fair value of those investments.

The Plan's investments in MONY's GIC Fund and the Government Fixed Fund are recorded at fair value, which includes accrued interest.

The Plan provides for various investment options in any combination of stocks, bonds, mutual funds, guaranteed interest contracts, and other investment securities, through pooled accounts. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

                    RETIREMENT PLAN for FIELD UNDERWRITERS of
                           MONY LIFE INSURANCE COMPANY

                    NOTES to FINANCIAL STATEMENTS, Continued
                        As of December 31, 2000 and 1999

                                     -------

The shares and unit values of the Plan's investments in MONY's Pooled Accounts, MONY's GICs, Mutual Funds, and Common Stock Fund, which represent rounded amounts, as of December 31, 2000, June 30, 2000 and December 31, 1999, are as follows:

                                                         December 31, 2000                  June 30, 2000
                                                      ----------------------           ---------------------
                                                      Number of         Unit           Number of        Unit
                                                        Shares         Value             Shares        Value
                                                        ------         -----             ------        -----
         Pooled Accounts:
             No. 2                                      214,694        $396.4            219,644      $431.72
             No. 4                                      495,266         23.74            494,481        23.02
             No. 10B                                    332,781         88.76            333,439        98.35
             No. 16 -'99*                               122,673         10.95            128,176        10.67
             No. 38                                     114,595         32.11             90,875        29.93
             No. 40                                     251,844         67.63            260,953        61.04
         Guaranteed Interest Contracts:
             GIC 20                                       -               -              629,486        13.21
             GIC 21                                     507,594         12.95            545,957        12.63
             GIC 22                                   1,337,561         13.23          1,432,277        12.82
             GIC 23                                      25,840         12.43             26,863        12.11
             GIC 24                                      54,195         12.38             55,391        12.01
             GIC 25                                      21,770         11.74             22,684        11.44
             GIC 26                                      38,416         11.38             39,211        11.08
             GIC 27                                      17,720         10.93             18,649        10.69
             GIC 28                                   2,003,549         10.91          1,311,894        10.60
         Mutual Funds:
             Managed                                  1,967,142         10.03          2,114,015         9.68
             International                              300,614         21.26            327,795        23.26
             Growth                                     296,296         24.18            292,929        25.29
         Common Stock Fund:
             MONY Stock                                  91,807         15.40             14,973        10.78

* Pooled Account 16- '91 through '98 rolled-over into Pooled Account 16-'99 as of March 31, 2000.

                    RETIREMENT PLAN for FIELD UNDERWRITERS of
                           MONY LIFE INSURANCE COMPANY

                    NOTES to FINANCIAL STATEMENTS, Continued
                        As of December 31, 2000 and 1999

                                     -------

                                                                                      December 31, 1999
                                                                                      -----------------
                                                                               Number of                Unit
                                                                                Shares                  Value
                                                                                ------                  -----
         Pooled Accounts:
              No. 2                                                              213,651               $419.18
              No. 4                                                              767,922                 22.37
              No. 6                                                              337,451                 63.52
              No. 10B                                                            299,508                 92.75
              No. 38                                                             110,652                 28.81
              No. 16 -'91                                                          9,968                 16.25
              No. 16 -'92                                                         33,986                 15.71
              No. 16 -'93                                                          1,292                 14.61
              No. 16 -'94                                                          1,265                 13.41
              No. 16 -'95                                                         43,123                 13.56
              No. 16 -'96                                                          1,033                 12.04
              No. 16 -'97                                                            787                 11.55
              No. 16 -'98                                                            883                 10.98
              No. 16 -'99                                                            913                 10.39
         Guaranteed Interest Contracts:
              GIC 19                                                             954,730                 14.59
              GIC 20                                                             687,063                 12.86
              GIC 21                                                             609,114                 12.31
              GIC 22                                                           1,552,785                 12.44
              GIC 23                                                              28,084                 11.78
              GIC 24                                                              57,707                 11.66
              GIC 25                                                              23,308                 11.13
              GIC 26                                                              40,284                 10.81
              GIC 27                                                              19,592                 10.45
              GIC 28                                                              70,202                 10.29
         Mutual Funds:
              Managed                                                          2,621,540                  9.96
              International                                                      255,286                 26.46
              Growth                                                             179,406                 26.18

                                       9

                    RETIREMENT PLAN for FIELD UNDERWRITERS of
                           MONY LIFE INSURANCE COMPANY

                    NOTES to FINANCIAL STATEMENTS, Continued
                        As of December 31, 2000 and 1999

                                     -------

MONY's Pooled Accounts are separate accounts whose assets and liabilities are segregated from the other assets and liabilities of MONY. Management believes these pooled account assets and liabilities will not be affected by liabilities that may arise out of any other business that MONY may conduct.

     Pooled Account No. 2, the Equity Growth Fund, is a separate account primarily invested in common stocks with high earnings growth potential. Its objective is to achieve a greater total return than the stock market as a whole.

     Pooled Account No. 4, the Money Market Fund, is a separate account primarily invested in commercial paper. Its objectives are to obtain a high level of current income consistent with the preservation of capital and to maintain a quality portfolio of short-term money market instruments.

     Pooled Account No. 10B, the Special Equity Fund, is a separate account invested in securities of small to medium-size market capitalization companies.

     Pooled Account No. 16, the Government Fixed Fund, is a separate account that provides for guaranteed rates of return on principal and interest. The fund is invested solely in obligations of the U.S. Government and U.S. Government Agencies, which include Treasury Bonds, Bills, Notes and Agency Obligations.

     Pooled Account No. 38, the Public Bond Fund, is a separate account primarily invested in a diversified portfolio of publicly traded corporate bonds, concentrated in investment-grade issues in the four highest major-ranking categories established by Moody's or Standard & Poor's.

     Pooled Account No. 40, the Equity Income Fund, is a separate account primarily invested in common stock with relatively high current yields. Its objective is to offer above-average current income and the opportunity for capital appreciation.

Guaranteed Interest Contracts are contracts with MONY that provide for guaranteed rates of return on principal invested over specified time periods. The assets supporting these contracts are invested with the general assets of MONY. A market value adjustment may apply if the participant elects a withdrawal or transfer from a GIC Fund or GFF outside an established period. If a withdrawal is elected upon retirement, termination, and disability or required minimum distribution, the market value adjustment does not apply.

Managed Fund is a flexible portfolio mutual fund that invests in common stocks, bonds and cash equivalents.

                    RETIREMENT PLAN for FIELD UNDERWRITERS of
                           MONY LIFE INSURANCE COMPANY
                    NOTES to FINANCIAL STATEMENTS, Continued
                        As of December 31, 2000 and 1999

                                    ---------

     International Fund is a diversified international asset management mutual fund that seeks capital appreciation primarily through a portfolio of non-U.S. equities.

     Growth Fund invests in the stocks of companies with long-term earnings potential but which are currently selling at a discount to their estimated long-term value. The Growth Fund's equity selection process is generally lower risk than a typical growth stock approach.

     Common Stock Fund invests primarily in The MONY Group, Inc. Common Stock, and a small percentage of cash and short-term instruments.

3.   Estimated Fair Value of Financial Instruments:

     The following table represents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2000 and December 31, 1999. The calculations of estimated fair values involve considerable judgment. Accordingly, these estimates of fair value are not necessarily indicative of the values that could be negotiated in an actual sale.


         December 31, 2000:
                                                                         Carrying                 Estimated
         Financial Assets:                                                Amount                  Fair Value
         ----------------                                                 ------                  ----------
         Pooled  Accounts                                             $148,454,931              $ 148,454,931
         Guaranteed Interest Contracts                                  48,011,848                 48,011,848
         Mutual Funds                                                   33,285,348                 33,285,348
         Common Stock Fund                                               1,413,425                  1,413,425
                                                                      ============              =============
                                                                      $231,165,552              $ 231,165,552
                                                                      ============              =============


         December 31, 1999:
                                                                        Carrying                   Estimated
         Financial Assets:                                               Amount                   Fair Value
         -----------------                                               ------                   ----------
         Pooled  Accounts                                             $160,499,004               $160,499,004
         Guaranteed Interest Contracts                                  52,212,657                 52,212,657
         Mutual Funds                                                   37,565,826                 37,565,826
                                                                      ------------               -----------
                                                                      $250,277,487               $250,277,487
                                                                      ============               ============

                    RETIREMENT PLAN for FIELD UNDERWRITERS of
                           MONY LIFE INSURANCE COMPANY

                    NOTES to FINANCIAL STATEMENTS, Continued
                        As of December 31, 2000 and 1999

                                    ---------

The following represents investments with fair value of 5% or more of the Plan's net assets as of December 31, 2000 and 1999:


                 Issuer/Description                                        2000                       1999
                 ------------------                                        ----                       ----
         MONY's Pooled Accounts:
             No. 2                                                     $85,104,746                $ 89,558,773
             No. 4                                                      11,758,985                  17,178,987
             No. 6                                                            -                     21,436,299
             No. 40                                                     17,031,238                        -
             No. 10B                                                    29,537,083                  27,779,546

         MONY's Guaranteed Interest Contracts:
            GIC 19  matures January 1, 2000 at 7.90%
                                                                              -                    13,9238,385
            GIC 22  matures July 1, 2001 at 6.50%                       17,694,331                  19,321,887
            GIC 28  no maturity 6.25%                                   21,864,298                     722,356

         Managed Fund                                                   19,730,113                  26,115,498

The methods and assumptions utilized in estimating these fair values of financial instruments are summarized as follows:

Pooled Accounts, Mutual Funds and Common Stock Fund
---------------------------------------------------

Short-term securities other than money market instruments, with 60 days or less to maturity at the time of purchase are valued at amortized cost, which approximates market. Money market instruments are valued at cost, which approximates market; all other short-term securities are valued at market.

Common stocks are valued at the closing market prices for securities traded on national securities exchanges, or at the last "bid" prices for "over-the-counter" securities.

Bonds actively traded on a national securities exchange are valued at the last reported sales prices. Bonds traded "over-the-counter" are valued at the last reported "bid" prices.

                    RETIREMENT PLAN for FIELD UNDERWRITERS of
                           MONY LIFE INSURANCE COMPANY

                    NOTES to FINANCIAL STATEMENTS, Continued
                        As of December 31, 2000 and 1999

                                    ---------

     Guaranteed Interest Contracts
     -----------------------------

     The fair values of the Plan's Guaranteed Interest Contracts are estimated by discounting expected cash flows using interest rates currently offered for similar contracts with maturities consistent with those remaining for the contracts being valued, where appropriate.

4.   Tax Status:

     The Internal Revenue Service has determined and informed the Company, by a letter dated March 25, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

                    RETIREMENT PLAN for FIELD UNDERWRITERS of
                          MONY LIFE INSURANCE COMPANY

                    SCHEDULE of ASSETS (Held at End of Year)
                             As of December 31, 2000


Issuer/Description                                                         Historical Cost              Fair Value
                                                                           ---------------              ----------
MONY's Pooled Accounts:
          No. 2                                                               $ 70,525,235            $ 85,104,746
          No. 4                                                                 11,477,234              11,758,985
          No. 38                                                                 3,386,662               3,680,051
          No. 40                                                                15,279,067              17,031,238
          No. 10B                                                               29,197,148              29,537,083
          No. 16 -'99 at 5.55%*                                                  1,342,828               1,342,828
                                                                              ------------            ------------
                                                                               131,208,174             148,454,931
                                                                              ------------            ------------

MONY'S Guaranteed Interest Contracts:
          GIC 21 matures January 1, 2001 at 5.40%                                6,574,779               6,574,779
          GIC 22 matures July 1, 2001 at 6.50%                                  17,694,331              17,694,331
          GIC 23 matures January 1, 2002 at 5.70%                                  321,175                 321,175
          GIC 24 matures July 1, 2002 at 6.40%                                     670,961                 670,961
          GIC 25 matures January 1, 2003 at 5.65%                                  255,638                 255,638
          GIC 26 matures July 1, 2003 at 5.45%                                     437,044                 437,044
          GIC 27 matures July 1, 2003 at 4.75%                                     193,622                 193,622
          GIC 28 No Maturity 6.25%                                              21,864,298              21,864,298
                                                                              ------------            ------------
                                                                                48,011,848              48,011,848
                                                                              ------------            ------------
Mutual Funds:
          Managed                                                               13,813,470              19,730,113
          International                                                          6,673,518               6,389,913
          Growth                                                                 7,191,807               7,165,322
                                                                              ------------            ------------
                                                                                27,678,795              33,285,348
                                                                              ------------            ------------
Common Stock Fund:
          MONY's Stock                                                           1,413,425               1,413,425
                                                                              ------------            ------------

          Total Assets                                                        $208,312,242            $231,165,552
                                                                              ============            ============


* Pooled Account 16-'91 through '98 rolled over into Pooled Account 16-'99 as March 31, 2000.

                    RETIREMENT PLAN for FIELD UNDERWRITERS of
                          MONY LIFE INSURANCE COMPANY

                  SCHEDULE of SERIES OF REPORTABLE TRANSACTIONS
                      For the year ended December 31, 2000


                                  Number of      Total Value  Number of     Total Value  Historical Cost   Net Realized
Description of Investment         Purchases     of Purchases    Sales        Of Sales    of Assets Sold     Gain (Loss)
-------------------------         ---------     ------------    -----        --------    --------------     -----------
Money Market Fund                    190         $26,057,633     551        $32,255,851     $31,465,124        $790,727
Equity Income Fund                   134           4,282,475     464          9,583,867       7,422,453       2,161,416
Special Equity Fund                  249          20,066,563     554         16,951,364      11,070,511       5,880,853
Managed Fund                         140           2,100,396     421          8,508,162       7,889,367         618,795
Equity Growth Fund                   219          22,682,916     572         22,258,556       9,785,876      12,472,680